WRITER’S DIRECT: (646) 428-3210

E-MAIL: ehl@dhclegal.com

July 24, 2020

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Robert Littlepage

Re:	Troika Media Group, Inc.
Amendment No. 7 to Draft Registration Statement on Form S-1 Submitted July 21, 2020 CIK No. 0001021096

Dear Ladies & Gentlemen:

As counsel to Troika Media Group, Inc. (the “Company”) we are responding to the Staff’s Comment Letter dated July 22, 2020.We have submitted an amended draft offering statement on this date reflecting the Company’s responses. Set forth below are the Company’s responses in the same order of the comments which are repeated below.

Form S-1/A DRS filed July 21, 2020

Capitalization, page 31

1.	We note that you have included the entire amount of proceeds from the Offering in the Common Stock line item in the As Adjusted column. Please revise the As Adjusted column to reflect the common stock par value of $0.001 per share for the 3,333,333 shares to be sold in the offering with the remainder of the proceeds reflected as an increase in Additional paid-in-capital.

Response: This comment has been complied with. Additional Paid-In Capital has been increased by $14,996,667 and par value by $3,333.

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 24, 2020

Dilution, page 32

2.	We note that your disclosure of Net tangible book value per share includes retroactive effect to the issuance of shares upon conversion of loans and the intended 1 for 15 reverse stock split. Please revise the dilution table to include per share amounts on both an historical basis and separately disclose pro forma net tangible book value per share assuming the conversion of the loans and reverse stock split.

Response: In accordance with a conversation of July 23, 2020 between the undersigned and Ms. Claire DeLabar, the following changes have been made. Footnote 12 on page F-28 of the registration statement has been revised to reflect the fact that the Company is effecting a 1 for 15 reverse stock split prior to the effective date of the registration statement of which these financial statements are a part. Consistent with that change the Dilution tables on p. 32 have been revised to footnote the exclusion of the issuance of debt conversion shares post March 31, 2020.On a pro forma basis the inclusion of the additional 2,173,333 debt conversion shares would be anti-dilutive given the deficit. The net tangible book value deficit would be decreased from $(0.615) to $(0.57). All share and per share amounts otherwise give retroactive effect to the 1 for 15 reverse stock split.

Financial Statements

Note 1 - Presentation of the Financial Statements Recent Accounting Pronouncements, page F-5

3.	Please revise the disclosure on pages F-11 and F-16 of the amount of right-of-use assets to agree with the amount presented on the balance sheet or tell us the reason for the difference.

Response: This comment has been complied with. The disclosure on page F-11 has been revised to agree with the amount presented on the balance sheet as of March 31, 2020. No further change was required on p.F-16.

Risks and Uncertainties, page F-5

4.	We note you state that “the consolidated fiscal year 2022 forecast for the combined entity is $1.8 million in adjusted EBITDA.” Please provide all disclosures required pursuant to Article 11 of Regulation S-X for this forecast or alternatively revise to delete disclosure of any type of forecast.

Response: This comment has been complied with. The forecast of a positive cash flow in Fiscal 2022 has been removed.

If you have any questions concerning the foregoing please contact the undersigned at 516-383-1808.

Very truly yours, Davidoff Hutcher & Citron LLP

By:	/s/ Elliot H. Lutzker

CC: Robert Machinist, CEO